UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Chemical Financial Corporation, 333 East Main Street, Midland, Michigan 48640.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Chemical Financial Corporation 401(k) Savings Plan
December 31, 2006 and 2005 and Year ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

Chemical Financial Corporation
401(k) Savings Plan

Audited Financial Statements
and Supplemental Schedule

December 31, 2006 and 2005,
and Year ended December 31, 2006

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Chemical Financial Corporation
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Saginaw, Michigan
June 19, 2007

Chemical Financial Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value:
Chemical Financial Corporation common stock	$6,699,427	$7,706,201
Mutual funds	28,720,893	24,591,042
Loans to participants	571,327	437,932
Total investments, at fair value	35,991,647	32,735,175

Receivables:
Participant contributions	87,254	78,585
Employer contributions	69,046	19,113
Total receivables	156,300	97,698

Net assets available for benefits	$36,147,947	$32,832,873

See accompanying notes.

Chemical Financial Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions
Investment income:
Chemical Financial Corporation dividends	$237,915
Mutual fund dividends	392,173
Mutual fund interest income	72,539
Loan interest income	34,918
Total investment income	737,545

Contributions:
Participant	2,608,786
Employer	1,173,736
Total contributions	3,782,522
Total additions	4,520,067

Deductions
Benefits paid directly to participants	4,113,240
Administrative fees	574
Total deductions	4,113,814

Net appreciation in fair value of investments (Note 3)	2,908,821
Net increase	3,315,074

Net assets available for benefits at beginning of year	32,832,873
Net assets available for benefits at end of year	$36,147,947

See accompanying notes.

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements

December 31, 2006 and 2005

1.  Description of the Plan

The following description of the Chemical Financial Corporation (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 85% of pretax annual compensation not to exceed the IRC limitation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes matching contributions equal to 50% of the participant's contributions. In determining Company matching contributions, participant contributions up to 4% of a participant's eligible pay are matched.

The Company approved a partial freeze of its defined benefit plan, the Chemical Financial Corporation Employee's Pension Plan, effective June 30, 2006. Employees affected by the freeze were those with less than fifteen years of service or those whose combined age and years of service was less than sixty-five at June 30, 2006. As a result of this partial freeze, the Company amended its 401(k) Savings Plan to allow additional Company contributions of 4% of an employee's eligible pay without regard to the employee's contributions, while continuing the Company's existing policy of partially matching employee contributions to the Plan. The employees eligible for this additional contribution are those affected by the partial freeze and any new employees. This 4% contribution is made each pay period and was $566,424 in 2006.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participants direct the investment of their accounts among the investment funds offered by the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Matching contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
Three or more	100%

Company contributions of four percent of eligible pay made during 2006 vested in accordance with the following schedule:

Years of Service	Percentage
Less than five	0%
Five or more	100%

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant's account. Payment of benefits may not be deferred by participants beyond their attainment of age 70-1/2, unless they are an active employee.

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)

2.  Summary of Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at the quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Chemical Financial Corporation common stock had a market value of $33.30 per share as of December 31, 2006, compared to a last sale market value of $27.90 per share as of June 15, 2007; a decline in market value of 16.2%.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination

Although it has not expressed the intention to do so, the Company has reserved the right to terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. In the event of Plan termination, all participants will be 100% vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.

Administration

The Company directly pays all administrative expenses outside of the Plan.

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)

3.  Investments

During the year ended December 31, 2006, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Chemical Financial Corporation common stock	$260,839
Mutual funds	2,647,982
$2,908,821

The Plan invests in various investment securities as directed by Plan participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur both in the near-term and long-term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)

3.  Investments (continued)

Investments that represent 5% or more of the Plan's net assets are as follows:

		December 31,
		2006	2005

*	Chemical Financial Corporation Common Stock	$6,699,427	$7,706,201
	Federated Investors Intermediate Bond Fund	**	1,799,871
	Federated Investors Money Market Fund	1,911,525	**
	Federated Investors Middle Capitalization
	Stock Fund	3,411,524	3,419,464
	Fidelity Investments Stock and Bond Fund	3,005,002	2,310,808
	Fidelity Investments International Stock Fund	2,300,760	**
	Vanguard Institutional Index Fund	3,955,979	3,553,910
	Hancock Classic Value Fund	3,506,692	3,154,897
	Royce Premier Fund	3,643,175	3,010,075
	T Rowe Price Growth Fund	2,371,552	2,065,912
	Select American D Fund	**	1,817,540

*	Party-in-interest.
**	Investment does not represent 5% or more of fair value of the Plan's net assets.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Chemical Financial Corporation 401(k) Savings Plan

EIN: 38-2022454	Plan Number: 002

Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Stock:
*	Chemical Financial Corporation	Common Stock, $1.00 par value per share		$6,699,427

	Mutual Funds:
	Federated Investors Mutual Funds	Intermediate Bond Fund	**	1,455,992
		Long-term Bond Fund	**	189,373
		Middle Capitalization Stock Fund	**	3,411,524
		Money Market Fund	**	1,911,525

	Fidelity Investments	Stock and Bond Fund	**	3,005,002
		International Stock Fund	**	2,300,760
		Fidelity Freedom Fund #369	**	163,768
		Fidelity Freedom Fund #371	**	148,821
		Fidelity Freedom Fund #372	**	157,243
		Fidelity Freedom Fund #373	**	149,108
		Fidelity Freedom Fund #718	**	112,960

	Other Mutual Funds	Hancock Classic Value Fund	**	3,506,692
		Vanguard Institutional Index Fund	**	3,955,979
		Royce Premier Fund	**	3,643,175
		T Rowe Price Growth Fund	**	2,371,552
		Select American D Fund	**	1,780,250
		PIMCO Total Return Bond Fund	**	457,169
	Total Mutual Funds			28,720,893

	Participant Loans	Interest rate range: 5.13% to 8.00%;
		with various maturity dates	**	571,327
				$35,991,647

*Party-in-interest

**Historical cost information is not required for participant directed investments.

Exhibits:

23.1	Consent of Andrews Hooper & Pavlik P.L.C. dated June 19, 2007.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 25, 2007	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Lori A. Gwizdala
Lori A. Gwizdala Executive Vice President and Chief Financial Officer and Administrator of the Chemical Financial Corporation 401(k) Savings Plan

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Andrews Hooper & Pavlik P.L.C. dated June 19, 2007.